Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 2, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Touchstone Funds Group Trust Post-Effective Amendment No. 118 under the Securities Act of 1933 and Amendment No. 120 under Investment Company Act of 1940 File Nos. 033-70958 and 811-08104
To the Commission:
Touchstone Funds Group Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Trust’s Post-Effective Amendment No. 118 to its Registration Statement on Form N‑1A (Amendment No. 120 under the 1940 Act).
The amendment is being filed pursuant to Rule 485(a) under the 1933 Act, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Touchstone is filing the amendment in connection with the addition of two new share classes of the Touchstone Sands Capital Select Growth Fund (the "Fund"): Institutional Class shares and Class R6 shares. The Fund currently offers Classes A, C, Y and Z shares pursuant to a separate registration statement.
Upon effectiveness of the amendment, the Fund's registration statement relating to Institutional Class shares and Class R6 shares will be filed under Rule 485(b) under the 1933 Act, with an effective date 60 days from today's date (i.e., September 1, 2020).

Please direct any comments or questions related to this filing to the undersigned at (513) 357-6029.

Sincerely, /s/ Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.

Enclosures